Exhibit 99.1

FSD Pharma Inc. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

TORONTO--(BUSINESS WIRE)--September 29, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, today announced that on September 27, 2022 it received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq Capital Market. The Notification Letter is only a notification of deficiency and not a notice of delisting. As such, the Notification Letter has no effect on the listing or trading of the Company’s Class B Subordinate Voting Shares on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class B Subordinate Voting Shares for the 30 consecutive business days from August 15, 2022 to September 26, 2022, the Company has not met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until March 27, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Subordinate Voting Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. If the Company does not regain compliance by March 27, 2023, the Company may be eligible for additional time to regain compliance or may face delisting from Nasdaq. The Company’s Class B Subordinate Voting Shares are also listed on the Canadian Securities Exchange and the Frankfurt Stock Exchange and the Notice does not affect the Company’s compliance status with either of those listings.

The Company’s business operations are not affected by the receipt of the Notification Letter.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, an ultra-micronized PEA, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements relating to FSD Pharma Inc. receiving Nasdaq notification regarding minimum bid price deficiency. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com